J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

March 10, 2025

John Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan

Nasdaq Hedged Equity Laddered Overlay ETF (the “Fund”)

File Nos. 333-191837; 811-22903;

Post-Effective Amendment No. 460

Dear Mr. Lee:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided on January 15, 2025, with respect to the filing made on November 25, 2024, related to the Fund. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

GENERAL

1.

Comment: Please file responses to these comments on EDGAR at least five business days prior to the effectiveness of the post-effective amendment to the Fund’s registration statement filed pursuant to Rule 485(b) (“Rule 485(b) PEA”). In addition, please email to the commenter marked copies of the revised pages to the Fund’s prospectus reflecting responses to the following comments. Please apply comments to disclosure in one section to similar disclosures throughout.

Response: We agree to take these actions prior to the effectiveness of the Fund’s Rule 485(b) PEA.

PROSPECTUS

Fees and Expenses of the Fund

2.

Comment: Please supplementally provide us with the fee table and complete the missing (bracketed) information before filing. In addition, please supplementally explain how you determined an estimate for “Other Expenses” for the first fiscal year end and why that estimate is reasonable. Furthermore, please either explain or remove the reference to the Fund’s Rule 12b-1 plan from footnote 1.

Response: The completed fee table and other missing information will be updated in the filings made pursuant to Rule 485(b) and will be emailed to you prior to the effectiveness of the Rule 485(b) PEA.

The Fund’s shareholders are not currently expected to incur any “Other Expenses” as defined under Form N-1A. Footnote 1 of the Annual Fund Operating Expenses table discloses that the Fund’s investment adviser will pay substantially all expenses of the Fund, with certain exceptions. Accordingly, the Fund plans to omit the “Other Expenses” line item in its Annual Fund Operating Expenses table. If in the future the Fund incurs “Other Expenses,” as defined in Form N-1A (“N-1A”), the table will be modified to the extent required under N-1A.

Additionally, please note that the Fund does not currently have a Rule 12b-1 plan in place; however, since the Fund’s management agreement excludes fees under a Rule 12b-1 plan from the unitary fee paid by the Fund, the disclosure was included in case the Fund decides to implement a plan in the future.

The Fund’s Main Investment Strategy

3.	Comment: Please revise the Fund’s 80% investment policy in order to include disclosure related to the Nasdaq.

Response: In response to your comment, the second paragraph of the Fund’s Investment Strategy will be revised as follows:

Under normal circumstances, the Fund invests at least 80% of its Assets in equity securities listed on the NASDAQ Stock Market. “Assets” means net assets plus the amount of borrowings for investment purposes. The Fund will also purchase and sell exchange-traded put options and sell exchange-traded call options, employing an options overlay strategy designed to provide a continuous market hedge for the portfolio. The options will typically be based on exchange-traded funds (ETFs) that replicate the Fund’s benchmark, the NASDAQ 100 Index (NASDAQ 100 ETFs). The combination of the Fund investing in a non-diversified portfolio of equity securities, combined with the options overlay, is intended to provide the Fund with a significant portion of the returns associated with equity market investments, while exposing investors to less risk than traditional long-only equity strategies.

4.

Comment: Disclosure in the investment strategy section states the following: “To do this, the Fund typically holds options for multiple (normally, three) three-month periods (each, a hedge period) staggered a month apart for the purpose of seeking to provide lower volatility in any market cycle.” Please revise or add disclosure to clarify that the laddering will be overlapped, so that investors won’t think the laddering will be gapped between each month period.

Response: The fourth paragraph of the Fund’s Investment Strategy will be revised as follows:

“In implementing the options overlay strategy, the Fund seeks to provide “laddered”

exposure. To do this, the Fund typically holds options for multiple (normally, three) three-month periods (each, a hedge period) staggered a month apart, with overlapping coverage designed to provide a continuous market hedge, for the purpose of seeking to provide lower volatility in any market cycle.”

5.

Comment: Disclosure in the investment strategy section states the following: “The options overlay strategy is constructed by buying a put option at a higher strike price while selling a put option at a relatively lower strike price (together, this is referred to as a put option spread) and simultaneously selling a call option that substantially offsets the cost of the put option spread.” Please explain this aspect of the strategy more clearly, including the rights and obligations associated with buying and selling options, and how it may affect clients in terms of potential foregone upside.

Response: We have reviewed the disclosure included in the current draft of the prospectus and respectfully decline to make changes to the disclosure. I would note that we received a similar comment on the initial post-effective for JPMorgan Hedged Equity Laddered Overlay ETF (“HELO”) which we addressed at the time. The final HELO disclosure is included under the “Investment Process – Options Overlay Strategy” in the Fund’s prospectus.

6.

Comment: In Item 9, to the extent that the Fund’s portfolio is significantly different from the holdings in the NASDAQ 100 Index, please describe more clearly whether this difference may affect the “continuous market hedge” that the Fund is designed to provide. In addition, please revise the strategy and risk disclosure to reflect any difference between the NASDAQ 100 Index and the Fund’s portfolio.

Response: Although the Fund may invest in securities that are not included in the NASDAQ 100 Index or hold NASDAQ 100 securities in different weighting, the adviser does not intend to manage the Fund’s long portfolio to be significantly different from the holdings in the NASDAQ 100 in a way that would affect the “continuous market hedge.” We have, however, reviewed the disclosure and determined to add the following to the “Strategy Risk” to point out the effect of differences:

While the long portfolio invests significantly in companies included in the Nasdaq 100 Index, differences in holdings between the Fund’s equity portfolio and the Nasdaq 100 Index or ETFs that seek to replicate the Nasdaq 100 Index may also lead to a less efficient hedge”.

7.	Comment: Please explain what percentage range of the Fund’s portfolio or assets will be allocated to the options overlay strategy.

Response: We have considered your comment; however, we believe the most important information for investors is that there is a continuous hedge provided by the options overlay strategy, rather than the specific percentage range of the Fund’s portfolio or assets allocated to it. As such, we respectfully decline to include that information.

*  *  *  *  *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at +1614 213 4020 or email her at elizabeth.a.davin@jpmorgan.com.

Sincerely,

Elizabeth A. Davin

Assistant Secretary

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